

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 30, 2013

Via E-mail
Scott B. Hamilton
General Counsel
Global Brass and Copper Holdings, Inc.
475 N. Martingale Road Suite 1050
Schaumburg, IL 60173

> **Re:** **Global Brass and Copper, Inc.**
> **Amendment No.1 Registration Statement on Form S-4**
> **Filed July 24, 2013**
> **File No. 333-189221**

Dear Mr. Hamilton:

We have reviewed the amended filing and have the following comment.

Description of the Notes, page 198

Limitation on Stock Collateral, page 203

1.   We note your response to comment three from our letter dated July 3, 2013. Your revised disclosures indicate that you estimated the book value your subsidiaries capital stock as of March 31, 2013 and that based on these estimates, two subsidiaries had an estimated value exceeding 20% of the principal amount of the notes as of that date. We have the following comments in this regard:

- Securities constitute a substantial portion of collateral if the greatest of the aggregate principal amount, par value, book value, or market value of the securities equals 20% or more of the principal amount of the secured class of securities. Please note that the "substantial portion of the collateral" test as described in Rule 3-16 of Regulation S-X should be performed using information as of the end of the most recent fiscal year;

- Please reassess the identification of your subsidiaries whose securities constitute a substantial portion of the collateral based upon the greater of the book value or market value of their capital stock as of December 31, 2012; and

- Please revise to explain how you determined the book value and market value of each subsidiary (including any material estimate or assumptions used) and quantify both the book value and market value of each subsidiary whose securities constitute a substantial portion of the collateral as of December 31, 2012.

　　　　You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

　　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　　/s/ Craig Slivka, for

　　　　　　　　　　　　　　　　　　　Pamela Long
　　　　　　　　　　　　　　　　　　　Assistant Director

cc: Lawrence Wee, Esq. (Via E-mail)
　　Paul Weiss, Rifkind, Wharton & Garrison LLP